DEWMAR INTERNATIONAL BMC, INC.

August 2, 2012

Erin Wilson

John Reynolds

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Convenientcast, Inc.
Form 8-K/A
Filed February 14, 2012
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed April 16, 2012
File No. 001-32032

Dear Ms. Wilson,

The following are the Company’s responses to your comment letter of May 3, 2012.

Form 8-K/A, filed February 14, 2012

General

1. We reissue comment one of our letter dated December 13, 2011. Your next amended filing should include all disclosure required by Securities Exchange Act Form 10, as required by Item 2.01(f) of Form 8-K. In this regard, we note the absence of, among other Item requirements, description of properties, legal proceedings, executive compensation, recent sales of unregistered securities, security ownership and all required exhibits.

These sections have been added to the 8K/A.

PROPERTIES -DSD

The Company leases space at 132 E. Northside Dr. Suite C Clinton, M 39056. The Company believes this property will be adequate for its needs for at least the next 12 months.

Legal Proceedings-DSD

The Company is aggressively defending itself in all of the below proceedings. The Company’s management believes the likelihood of future liability to the Company for these contingencies is remote, and the Company has not recorded any liability for these legal proceedings at March 31, 2012, December 31 2011, November 30, 2011, and November 30, 2010. While the results of these matters cannot be predicted with certainty, the Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

During January 2011, a claim was filed against DSD by Corey Powell, in Ascension Parish, LA 23rd Judicial District Court. Corey Powell was a former distributor of LEAN, a relaxation beverage marketed by DSD. Powell filed suit to recover allegedly unpaid commissions, “invasion fees” and “finder’s fees.” The commissions related to payments allegedly owed for Powell’s direct sale of LEAN product to wholesalers and retailers. The invasion fees relate to payments allegedly owed to Powell when the LEAN product was sold by other wholesalers in his geographic territory. The finders’ fees relate to payments allegedly owed to Powell for introducing investors to the DSD management. Discovery is ongoing. Written discovery has been propounded and depositions have been taken to better understand the nature and basis for the plaintiff’s claims and to build DSD’s defenses. DSD has vigorously contested each and every one of the plaintiff’s allegations and has instructed counsel to proceed to trial on the merits.

On February 14, 2011, a claim was filed against DSD by Charles Moody, in Caddo Parish, LA First Judicial Court. Charles Moody loaned DSD approximately $63,000 in June 2009. In exchange, Moody received a Promissory Note containing the terms and conditions of the repayment of the loan. Based upon the understanding of the parties, DSD began making monthly payments to Moody in January 2010 in satisfaction of the loan. In December 2010, final payment of the remaining balance of the loan was paid to Moody in full and final satisfaction of the Promissory Note. Moody filed suit to recover “late fees” allegedly owed under the Promissory Note. DSD contends the Promissory Note was satisfied with the final payment in December 2010; Moody contends that repayment should have begun in November 2009, and that because it did not, late fees are owed. Discovery is ongoing. Written discovery has been propounded and depositions have been taken to better understand the nature and basis for the plaintiff’s claims and to build DSD’s defenses. Trial is for July 31, 2012. DSD has vigorously contested each and every one of the plaintiff’s allegations.

On November 9, 2011, Charles Moody and DeWayne McKoy filed a claim against DSD and Marco Moran, CEO, in Bossier Parish, LA 26th Judicial Court. Charles Moody and Dewayne McKoy, allegedly both shareholders of DSD, brought an action against Dr. Moran alleging that he engaged in various acts of misconduct and breaches of his fiduciary duties to the corporation which damaged them as minority shareholders. Moody and McKoy also seek damages from Dr. Moran for dilution and/or loss of value of their shareholder interest in DSD as a result of his alleged misconduct. DSD is a nominal defendant in this derivative action, as required by Louisiana law. Initial pleadings have been filed and exceptions to the plaintiff’s claims have been asserted. Discovery has not yet commences. DSD vigorously denies that its officers or directors engaged in any conduct which may have harmed minority shareholders.

During December 2011, Innovative Beverage Group Holdings (“IBGH”) filed a claim against Dewmar International BMC, Inc., Unique Beverage Group, LLC. and Marco Moran, CEO of the Company, in Harris County, TX 61st Judicial District Court, whereas the plaintiff asserted certain allegations. On February 24, 2012, the Company filed a motion for summary judgment to dismiss these frivolous allegations due to lack of proper evidence. On April 12, 2012 Dewmar International BMC, Inc was given written notice of its non-suit without prejudice from Innovative Beverage Group, Inc. This releases Dewmar International BMC, Inc. from any and all liability.

On March 22, 2012 whereas Plaintiff, DSD NETWORK OF AMERICA, INC. (hereinafter “DSD”) is a Nevada corporation doing business in Clark County, Nevada files suit against Defendants DeWayne McKoy, Charles Moody, Corey Powell and Peter Bianchi in United States District Court; District of Nevada for a combined thirteen complaints accusing this group of defendants in colluding against the Company.

EXECUTIVE COMPENSATION—DSD

Summary Compensation Table. The following table sets forth certain information concerning the annual compensation of our Chief Executive Officer and our other executive officer during the last two fiscal years including both accrued and cash compensation.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Non- qualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)

Marco Moran, President, Sec.,	2011	$120,000	*	0	0	0	0	0	0	$120,000	*
Treas, Dir, CFO, CEO	2010	120,000	**	0	0	0	0	0	0	120,000	**

RECENT SALES OF UNREGISTERED SECURITIES—DSD

None.

SECURITY OWNERSHIP –DSD

The following table sets forth certain information as of October 1, 2012 regarding the number and percentage of our Common Stock (being our only voting securities) beneficially owned by each officer, director, each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) known by us to own 5% or more of our Common Stock, and all officers and directors as a group.

Title of Class	Name, Title and Address of Beneficial Owner of Shares (1)	Amount of Beneficial Ownership (2)	Percent of Class

Common	Marco Moran, President, CEO, and Director	40,000,000	99.9%

All Officers and Directors as a Group		40,000,000	99.9%

Entry into a Material Definitive Agreement, page 1

2. We reissue comment three of our letter dated December 13, 2011, as we are unable to locate responsive disclosure. First, please clearly identify your business section. It appears that this section has been re-titled, “Management Discussion and Analysis,” but that section does not include the required Regulation S-K Item 303 disclosure. Revise to clearly separate your business section from your MD&A section and address all disclosure requirements of Item 101(h) of Regulation S-K. In this regard, we note that you do not disclose, among other details, the form and year of incorporation, any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business, your intellectual property, the need for any government approval(s) and the effect of existing or probable governmental regulations on the business. Finally, in the business development disclosure, please describe the transaction with Mirador and disclose and explain the outcome of that transaction.

Additional Disclosure added.

BUSINESS –DSD

DSD was formed as a Nevada corporation on March 13, 2009. On Oct. 28, 2011, Convenientcast, Inc. (“Convenientcast”) entered into an exchange agreement to purchase 100% of the outstanding shares of DSD Network of America, Inc.(“DSD”) in exchange for 40,000,000 common shares of Convenientcast stock. DSD is now a wholly-owned subsidiary of Convenientcast and Convenientcast has acquired the business and operations of DSD. The Exchange Agreement contains customary representations, warranties, and conditions. The Company’s trademarked brand name Lean has been repeatedly used in popular hip hop music by a number of rap artists throughout the entire United States over the past 10 years or more; this shows that the trademarked name shall already have some limited recognition by our targeted consumers due to this fact.

Terminated Mirador Transaction

On June 20, 2011, Mirador, Inc. entered into an exchange agreement to purchase 80% of the outstanding shares of DSD Network of America, Inc.(“DSD”) in exchange for 40,000,000 common shares of Mirador stock. At the closing of the Exchange Agreement (which is contingent upon a 80% reconfirmation vote under Rule 419), DSD would have become a wholly-owned subsidiary of Mirador and Mirador would have acquired the business and operations of DSD. The Exchange Agreement contains customary representations, warranties, and conditions. On Oct. 28, 2011 the acquisition agreement between Mirdor, Inc. and DSD Network of America, Inc. dated June 20, 2011 as DSD has chosen to pursue another route to become a publicly traded company. As a result DSD Network of America, Inc. is no longer a wholly owned subsidiary of Mirador, Inc.

3. Similarly, please provide a separate MD&A section that addresses all disclosure requirements of Item 303 of Regulation S-K. In this regard, we note that you do not include discussions on liquidity, capital resources, results of operations and off-balance sheet arrangements.

4. We note your response to comment six of our letter dated December 13, 2011 and we partially reissue the comment. Revise to discuss in greater detail your distribution partners including, among other details, whether you have any agreements with each.

The Company does not have distribution agreements with every distributor, only those distributors who require exclusive territories or reserved markets for distribution of the Company’s brand.

5. We note your response and your revise disclosure in response to comment nine of our letter dated December 13, 2011. We note you use “pharmaceutical grade herbs.” Please revise to discuss the pharmaceutical grade herbs in greater detail addressing, among other details, the meaning of the term “pharmaceutical grade,” from whom you get these herbs, the availability of such herbs and provide the basis for your representation that the mix of such herbs and syrup flavors is “safe.” In this regard, we note that Allen Flavors has the “exclusive responsibility to provide the highest level of quality assurance protocol to assure that [you] attain consistent, high quality herbal ingredients.” However, you do not disclose from whom you attain these herbs. Finally, you mention “FDA approved current Good Manufacturing Practices.” Disclose the meaning of this term and discuss FDA involvement in this process, if any.

The Us Pharmacopeia (USP) publishes official monographs for certain substances. These monographs include specific assay methods and product specifications to assure identity and potency. Material that is tested by these methods to meet those specifications is then eligible to be called pharmaceutical grade. This is what we are referencing as it pertains to the active herbal ingredients contained within our nutritional supplement: Melatonin, Valerian Root and Rose Hips.

The two herbal ingredients valerian root and rose hips referenced as pharmaceutical grade are sourced by Allen Flavors, Inc. of 23 Progress St. Edison, NJ 08820. The melatonin referenced as pharmaceutical grade is sourced by Metabev, Inc. of 75 Kingsland Ave. Clifton, NJ 07014.

Current Good Manufacturing Practices are followed by the pharmaceutical, biotch firms and food/beverage manufacturers to ensure that the products produced meet specific requirements for identity, strength, quality, and purity. The Current Good Manufacturing Practices Guidelines are regulations enforced by the U.S. Food and Drug Administration (FDA). These regulations are put into place to protect American citizens from potentially harmful products.

6. Please disclose the material terms of your agreements with Allen Flavors and Big Springs, Inc. and attach the agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

The material terms with Big Springs, Inc. are:

Minimum production 2000 cases per flavor if produced during regular 16oz schedule.

All products will be produced on wooden pallets ($10.00 each) .Pricing is based on raw materials cost as of December 2, 2010. Big Springs is to give Dewmar International at least 30 days notice of any price increases of raw materials.

7. We note your revised disclosure in response to comment 11 of our letter dated December 13, 2011 and we partially reissue the comment. We note that your product was derived after years of research. Revise to provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K. Finally, we note that you have deleted the reference to “a decade of research” but the statement continues to appear on page 18, note one to the financial statements.

Deleted.

8. We note your response to comment 14 of our letter dated December 13, 2011 that you do not have permission to use Three 6 Mafia song lyrics and DeWayne Michael Carter as the inspiration for two of your three flavors. Please revise to make it clear that you do not have these artists’s permission for their song lyrics/person as inspiration for two of your flavors. In this regard, we note that you do not use their proprietary or intellectual property rights.

Revised to state that the Company does not have these artists’ permission for their song lyrics/persona.

9. We note your revised disclosure in response to comment 15 of our letter dated December 13, 2011. In particular, we note your list of states in which the company has/had distributors. Please clarify in which of these states the company currently has distributors and in which of these states the company had distributors and no longer sells its product.

States marked “Currently” reflect states that the Company has shipped product to within the past 6 months to a distributor that has sold product in that state.

States marked “Had” means that no distributor has sold product in that state within the last 6 months to the Company’s knowledge.

●	Arkansas—Currently
●	Alabama—Currently
●	Florida-Had
●	Georgia-Had
●	Iowa –Currently
●	Illinois—Currently
●	Massachusetts-Had
●	Maryland-Had
●	Michigan-Currently
●	Minnesota—Currently
●	Missouri—Currently
●	Mississippi—Currently
●	North Carolina—Currently
●	Nebraska—Currently
●	New York-Had
●	Oklahoma—Currently
●	Pennsylvania—Had
●	South Carolina—Had
●	Tennessee—Currently
●	Texas—Currently
●	Virginia—Currently
●	West Virginia—Had

10. We note your response and revised disclosure in response to comment 16 of our letter dated December 13, 2011 and we partially reissue the comment. Please provide the basis for your statement that you have “already captured a substantial portion of market share.” Please revise or explain.

This statement has been revised to state “already captured a portion of market share.”

11. We note your revised disclosure and your response to comment 19 our letter dated December 13, 2011. We partially reissue the comment. Please provide your basis for the following statement, “the company is perfectly positioned to capture and lead this market in the years to come,” as we note the statement or a similar statement continues to appear on pages two and nine. In addition, please provide citations for the “journal articles” mentioned in your response as the basis for your statement that you were the “largest independent relaxation beverage distributor in 2008” on page 31.

Statements removed.

12. We note your revise disclosure in response to comment 21 of our letter dated December 13, 2011 and we reissue the comment. In this regard, we note that no additional information regarding the trademark has been disclosed. Please revise your disclosure to explain this history and name and describe the parties owning the brand(s) during this period. In this regard, the agreements under which the products and trademarks were acquired by DSD should be disclosed, described in material respects, and filed as exhibits. Further, please revise to provide the basis for your revised statement that the brand name Lean has been used in popular hip hop music artists “over the past ten years or more.” Include in this discussion the names of the artists, from whom they received permission to use the brand name and when they used the brand name.

Statements deleted. Trademark is under the name of Dewmar International BMC, Inc. which is now DSD.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain

Officers; Compensatory Arrangements of Certain Officers, page 33

13. We note your response to comment 23 of our letter dated December 13, 2011 and we reissue the comment. Revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Moran should serve as a director of the company. Please note that this is a separate disclosure requirement from providing an individual’s business background during the past five years. See Item 401(e) of Regulation S-K.

Additional disclosure added.

Exhibits

14. We note your response to comment 52 of our letter dated December 13, 2011. Please file each marketing and distribution agreement, and related documentation, as a separate exhibit, numbered in accordance with Item 601 of Regulation S-K. Additionally, we note that several agreements, such as the Lean Beverage Products and Southern Beverage, Inc. agreements were not signed by the company. Please file the executed version of each agreement.

Exhibits Revised.

15. We note your response to comment 53 of our letter dated December 13, 2011. Please file your exhibits, such as the Bevnet, Swishblast and Atlas agreements, in proper electronic format. Note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibits Revised.

Amendment No. 1 to Form 8-K filed on November 4, 2011

Item 9.01 Financial Statements and Exhibits, page 11

16. We note your responses to comment 25, and comments 43 through 51 in our letter datedDecember 31, 2011. Please be advised that the audited financial statements provided inthe Form 10-K filed on April 16, 2012 do not satisfy the Regulation S-X requirements to provide the August 31, 2011 interim financial statements of DSD Networks of America, Inc. and pro-forma financial information for the October 28, 2011 reverse acquisition in your Form 8-K. Please further amend your Form 8-K to provide this information. To the extent that it is impracticable to obtain this information, you may request a waiver of these requirements from the Chief Accountant’s Office in the Division of Corporation Finance. Your written request should be sent to dcaoletters@sec.gov. Also note that your e-mail is not confidential, and others may intercept and read your e-mail. In order to facilitate proper routing, please include in the body of the e-mail: company name, date of letter, correspondent’s name, CIK number, Assistant Director Office No. 9, and file number. Correspondence must be attached to the e-mail as a pdf file.

The company has requested a waiver of the August 31, 2011 financial statement requirments.

DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

Financial Statements for the Fiscal Year Ended November 30, 2010 and the Period from

March 13, 2009 (Inception) through November 30, 2009

17. We note your response to comments 27 through 42 in our letter dated December 13, 2011and the disclosures in your December 31, 2011 Form 10-K for certain of these comments.Please confirm to us that you will also include these disclosures in your amended Form 8-K, as applicable.

The Company will conform the 8K and 10-K for consistency with this comments.

Balance Sheets, page 12

27. We note your disclosure in Note 6 (page 20) that the $354,000 due under the supply agreement is due on demand. Please explain to us why this is presented as a non-current liability in your annual and interim balance sheets, or revise to present the note payable as a current liability. Refer to ASC 470-10-45-10.

Please refer to the form 8-K/A filed August 2, 2012 in which the amounts due under the supply agreement are presented as current liabilities in the line item “Accounts payable and accrued liabilities”. Also, refer to Note 6- Notes Payable wherein the supply agreement balances and terms are disclosed as follows:

On August 3, 2009, the Company executed an agreement (“Note Agreement”) with an unrelated entity that subsequently became one of the Company’s distributors, (“Unrelated Distributor”), which provided for the payment of raw goods directly to the Company’s suppliers by the agreement holder. The Unrelated Distributor made direct payments to suppliers for all raw materials  purchased from August 2009 through February 2010. The Note Agreement set forth that interest was payable at a rate of $2.00 per case for all product sold to distributors within the state of Texas and $2.50 per case for all product sold to distributors outside the state of Texas. The Company also agreed that any product purchased by the agreement holder may be charged against any outstanding interest payments owed. As of November 30, 2010 and 2009, the principle and interest amounts due under the agreement were $354,000 and $118,129, respectively, and are due on demand.

Notes to the Financial Statements, page 16

Summary of Significant Accounting Policies, page 16

Accounts Receivable

28. Please revise to disclose the amount of allowance for doubtful accounts as of November 30, 2009 and 2010, and May 31, 2011. Also revise to describe your accounting policy and methodology used to estimate the allowance for doubtful accounts. Refer to ASC 310-10-50-4 and 50-9.

Please refer to Note 2 Summary of Significant Accounting Policies in the form 8-K/A filed August 2, 2012 in which the accounting policy and methodology used to estimate the allowance and the amounts at each of the the periods audited are disclosed as follows:

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable were composed of receivables from customers for sales of products. The Company performs credit evaluations prior to selling products or granting credit to its customers and generally does not require collateral.

The Company’s trade accounts receivable are typically collected within 60 days from the date of sale. The Company monitors its exposure to losses on trade accounts receivable and maintains an allowance for potential losses and adjustments. The Company determines its allowance for doubtful accounts based on the evaluation of the aging of accounts receivable and detailed analysis of high-risk customers’ accounts, and the overall market and economic conditions of its customers. Past due trade accounts receivable balances are written off when the Company’s collection efforts have been unsuccessful in collecting the amount due. At November 30, 2009 and 2010 and May 31, 2011, the allowance for doubtful accounts was $0.

Fair Value of Financial Instruments

29. Please revise to identify your financial instruments and provide the disclosures required by ASC 825-10-50-10 for each period presented.

Please refer to Note 2 Summary of Significant Accounting Policies in the form 8-K/A filed August 2, 2012 in which the financial instruments are disclosed as follows:

Fair value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivables and payables, accrued liabilities and notes payable. The carrying values of these financial instruments approximate their respective fair values as they are either short-term in nature or carry interest rates that approximate market rates.

Fair Value Measurements

Generally accepted accounting principles in the United States (“US GAAP”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are as follows:

Level 1 – Observable inputs such as quoted prices in active markets at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Other inputs that are observable, directly or indirectly, such as quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for which there is little or no market data and which we make our own assumptions about how market participants would price the assets and liabilities.

Inventory, page 17

30. Please tell us whether you have recorded any inventory write-offs for spoilage or other reasons during the periods presented and, if so, revise to disclose the amount of such write-offs. Refer to ASC 330-10-50-2.

Please refer to Note 5 Inventory in the form 8-K/A filed August 2, 2012 in which the Inventory write offs and spoilage are disclosed as follows:

INVENTORY

Inventory at November 30, 2010 and 2009 consisted of finished goods in the amounts of $60,551 and $27,571, respectively. Additionally, the total Inventory at November 30, 2010 and 2009 consisted of raw materials in the amount of $24,831 and 18, 730, respectively During years ended November 30, 2010 and 2009, the Company recorded spoilage charges of $540 and $0, respectively, which are included the cost of goods sold in the accompanying statements of operations.

Revenue Recognition Policy, page 17

31. Please revise to describe your revenue recognition policy with respect to your actual sales in greater detail. Include the following in your revised disclosure:

a. discuss the shipping terms (e.g. FOB shipping point or FOB destination) and state the point at which you recognize revenue, including your basis for doing so;

b. state whether you bill your customers for shipping and handling fees and if you include such amounts in net sales;

c. clearly describe your return policy and how it was considered when establishing your revenue recognition policy; and

d. discuss any other significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. inventory credits, rebates, discounts, volume incentives, etc.) and your related accounting policies, as applicable.

Please refer to Note 2 Summary of Significant Accounting Policies in the form 8-K/A filed August 2, 2012 in which the revenue recognition policy and cost of goods sold policy are disclosed as follows:

Revenue Recognition Policy

The Company recognizes revenue when the product is received by and title passes to the customer. The Company’s standard terms are ‘FOB’ receiving point. If a customer receives any product that they consider damaged or unacceptable, the customer must document any such damages or reasons for it not to be accepted on the original invoice upon delivery and then inform the Company within 72 hours of receipt of the product. The Company does not accept returns of product for reasons other than damage.

We record estimates for reductions to revenue for customer programs and incentives, including price discounts, volume-based incentives, and promotions and advertising allowances. No products are sold on consignment. Revenue is shown net of sales allowances on the accompanying statements of operations.

Cost of Goods Sold

The Company’s cost of goods sold includes all costs of beverage production, which primarily consist of raw materials such as concentrate, glass, labels, caps and packaging materials. Additionally, costs incurred for shipping and handling charges are included in cost of goods sold. The Company does not bill customers for cost of shipping unless the Company incurs additional charges such as refusing initial shipment or not being able to receive shipment at their prescheduled time with the freight company. For the year ended November 30, 2010, such costs totaled approximately $54,46. The Company’s gross margins may not be comparable to other companies in the same industry as other companies may include shipping and handling costs as general and administrative expenses.

Subsequent Events, page 19

32. We note your disclosure that you have evaluated subsequent events through March 30, 2011, the date the financial statements for the year ended November 30, 2010 were available to be filed with the SEC. We further that the audit report (page 11) is dated September 14, 2011 for Note 13, subsequent events. Please revise as necessary, and indicate whether the evaluation date is either the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1.

Please refer to the form 8-K/A filed August 2, 2012 in which we have removed this item from our Note 2 Summary of Significant Accounting Policies. Note we have evaluated subsequent events through the date of the audit report, September 14, 2011, which is the date the financial statements were available to be issued.

Notes Payable, page 20

33. We note the August 3, 2009 agreement that you executed with a third party which provides for the payment of raw goods directly to suppliers by the agreement holder (page 20). Please further explain to us the terms of this agreement, and tell us if the agreement covers all of your purchases of raw goods.

Please refer to Note 6- Notes Payable in the form 8-K/A filed August 2, 2012 in which the agreement terms are disclosed as follows:

6. NOTES PAYABLE

On August 3, 2009, the Company executed an agreement (“Note Agreement”) with an unrelated entity that subsequently became one of the Company’s distributors, (“Unrelated Distributor”), which provided for the payment of raw goods directly to the Company’s suppliers by the agreement holder. The Unrelated Distributor made direct payments to suppliers for all raw materials  purchased from August 2009 through February 2010. The Note Agreement set forth that interest was payable at a rate of $2.00 per case for all product sold to distributors within the state of Texas and $2.50 per case for all product sold to distributors outside the state of Texas. The Company also agreed that any product purchased by the agreement holder may be charged against any outstanding interest payments owed. As of November 30, 2010 and 2009, the principle and interest amounts due under the agreement were $354,000 and $118,129, respectively, and are due on demand.

Note, this agreement did not cover all purchases of raw goods.

Interest Income and Expense, page 21

34. We note your interest expense of $128,738 and $30,220 for the fiscal years ended November 30, 2010 and 2009, respectively (page 13). We further note your interest expense of $30,811 and $30,954 for the three and six months ended May 31, 2011, respectively (page 25). Please tell us what your interest expense represents. Also reconcile for us the recorded interest expense to the notes payable interest rates and the average outstanding notes payable balances, as disclosed in your footnotes.

On August 3, 2009, the Company executed an agreement (“Note Agreement”) with an unrelated entity that subsequently became one of the Company’s distributors, (“Unrelated Distributor”), which provided for the payment of raw goods directly to the Company’s suppliers by the agreement holder. The Unrelated Distributor made direct payments to suppliers for all raw materials purchased from August 2009 through February 2010. The Note Agreement set forth that interest was payable at a rate of $2.00 per case for all product sold to distributors within the state of Texas and $2.50 per case for all product sold to distributors outside the state of Texas. The Company also agreed that any product purchased by the agreement holder may be charged against any outstanding interest payments owed. As of November 30, 2010 and 2009, the principle and interest amounts due under the agreement were $354,000 and $118,129, respectively, and are due on demand.

On April 28, 2010, the Company executed a promissory note for $13,305 with Regions Bank. The loan is secured by the company vehicle and requires monthly payments in the amount of $1,135. The loan bears 4.45% interest and was paid in full during 2011.

Income Taxes, page 21

35. Please revise to provide all income tax disclosures for public entities required by ASC 740-10-50, including the unrecognized tax benefit disclosures in ASC 740-10-50-15.

Please refer to Note 8 Income Taxes in the form 8-K/A filed August 2, 2012 in which the income tax disclosures are presented as follows:

INCOME TAXES

No provision for federal income taxes has been recognized for the years ended November 30, 2010 and 2009 as the Company incurred a net operating loss for income tax purposes in each year and has no carryback potential.

Related Party Transactions, page 22

36. We note on page 22 and 35 that the Company has engaged with a distributor that is wholly-owned by the CEO, Marco Moran. Please describe to us the terms of the distributor agreement, and tell us if all of your sales are made through this distributor. Also revise to provide all related party disclosures required by ASC 850-10-50-1, including a description of the transactions, the dollar amounts of such transactions for each of the periods for which you present an income statement and the amounts due from or to related parties as of each balance sheet date.

Please refer to Note 10 Related Party Transactions in the form 8-K/A filed August 2, 2012 in which the related party transactions are disclosed, with dollar amount, as follows:

RELATED PARTY TRANSACTIONS

Sales to Related Party Distributor

During the year ended November 30, 2010, the Company engaged with a distributor that is wholly-owned by the Company’s CEO (the “Distributor”). The Distributor is responsible for shipping out product samples, transferring small quantities of product to local distributors at the request of the Company, sales of product to local retailers or small wholesalers and for the fulfillment of online sales orders. The Company may withdraw cases of product from the Distributor at the Company’s will for Company use, for which the Company will provide the Distributor with a credit memo based on a per-case price equal to the price paid by the Distributor to the Company.

The Distributor pays the Company on a per case basis which is consistent with terms between the Company and third party distributors. Since the Company uses a substantial amount of the Distributor’s inventory as samples and promotions, the Company offers the Distributor credit terms of “on consignment.” During the year ended November 30, 2010, the Company recognized revenue from product sales to the Distributor of $6,399, which represented 0.6% of total product revenue recognized by the Company. At November 30, 3010, accounts receivable from the Distributor was $0.

Legal Proceedings, page 22

37. We note that in January 2011 a claimant filed suit against the Company alleging breach of contract, and that the claimant is seeking unspecified damages. We further note that you have not recorded a liability, and that you cannot predict the matter with certainty. Please advise us of the following:

a. Tell us whether you have determined the likelihood of future liability to the Company for this contingency to be reasonably possible or remote.

b. To the extent reasonably possible, tell us the aggregate possible loss or range of loss for the contingency or explain to us why such an estimate cannot be made.

c. Also revise to provide the disclosures required by ASC 450-20-50-3 through 50-5, as applicable.

Please refer to Note 11 Legal Proceedings in the form form 8-K/A filed August 2, 2012 in which all legal proceedings are disclosed, with why management believes that the likelihood of future liability for each proceeding to be remote, as follows:

11. LEGAL PROCEEDINGS

The Company is aggressively defending itself in all of the below proceeding. The Company’s management believes the likelihood of future liability to the Company for these contingencies is remote, and the Company has not recorded any liability for these legal proceedings at November 30, 2010. While the results of these matters cannot be predicted with certainty, the Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

During January 2011, a claim was filed against DSD by Corey Powell, in Ascension Parish, LA 23rd Judicial District Court. Corey Powell was a former distributor of LEAN, a relaxation beverage marketed by DSD. Powell filed suit to recover allegedly unpaid commissions, “invasion fees” and “finder’s fees.” The commissions related to payments allegedly owed for Powell’s direct sale of LEAN product to wholesalers and retailers. The invasion fees relate to payments allegedly owed to Powell when the LEAN product was sold by other wholesalers in his geographic territory. The finders’ fees relate to payments allegedly owed to Powell for introducing investors to the DSD management.

Discovery is ongoing. Written discovery has been propounded and depositions have been taken to better understand the nature and basis for the plaintiff’s claims and to build DSD’s defenses.

DSD has vigorously contested each and every one of the plaintiff’s allegations and has instructed counsel to proceed to trial on the merits.

DSD anticipates pre-trial motion practice that may dispose of our limit some of all of the plaintiff’s claims. Until those motions are submitted and heard by the court, DSD cannot accurately evaluate the likelihood of an unfavorable outcome, nor can we estimate the range of any potential loss however, Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

On February 14, 2011, a claim was filed against DSD by Charles Moody, in Caddo Parish, LA First Judicial Court. Charles Moody loaned DSD approximately $63,000 in June 2009. In exchange, Moody received a Promissory Note containing the terms and conditions of the repayment of the loan. Based upon the understanding of the parties, DSD began making monthly payments to Moody in January 2010 in satisfaction of the loan. In December 2010, final payment of the remaining balance of the loan was paid to Moody in full and final satisfaction of the Promissory Note. Moody filed suit to recover “late fees” allegedly owed under the Promissory Note. DSD contends the Promissory Note was satisfied with the final payment in December 2010; Moody contends that repayment should have begun in November 2009, and that because it did not, late fees are owed.

Discovery is ongoing. Written discovery has been propounded and depositions have been taken to better understand the nature and basis for the plaintiff’s claims and to build DSD’s defenses. Trial is set for July 31, 2012.

DSD has vigorously contested each and every one of the plaintiff’s allegations.

DSD anticipates pre-trial motion practice that may dispose of our limit some of all of the plaintiff’s claims. Until those motions are submitted and heard by the court, DSD cannot accurately evaluate the likelihood of an unfavorable outcome, nor can we estimate the range of any potential loss however, Company’s management believes that losses, if any, resulting from the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Subsequent Events, page 23

38. We note your disclosure of the December 10, 2010 Exchange Agreement with Mirador. We further note that this Exchange Agreement was terminated on October 28, 2011. Please tell us how you considered whether the termination of this agreement should be disclosed as a nonrecognized subsequent event. Refer to ASC 855-10-25-4.

Advances from Related Party

During the period ended November 30, 2011, the Company received related party advances from a company majority owned by the CEO and of which the CEO was the sole officer and director in the aggregate amount of $38,800. At November 30, 2011 and December 31, 2011, these advances were outstanding and shown as a current liability on the Company’s consolidated balance sheets.

DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

Financial Statements for the Fiscal Quarter Ended May 31, 2011 and 2010, page F-26

Notes to the Unaudited Financial Statements, page 28

Summary of Significant Accounting Policies, page 28

Prepaid Expenses

39. We note on page 24 that your prepaid expenses have increased from $6,689 at November 30, 2010 to $47,708 at May 31, 2011, and that the prepaid expenses are approximately 12% of your total assets at May 31, 2011. Please revise to include a footnote that describes the composition of this balance sheet account.

Please refer to Note 9 Related Party Transactions in the form 8-K/A filed August 2, 2012 in which the related party transaction, from an entity wholly-owned by the CEO’s wife, not the CEO, is disclosed as follows:

Advances to Related Party

During the period beginning February 2011 through April 2011, the Company advanced $49,484 to a company owned by the CEO’s wife. As of May 31, 2011, that company had repaid $1,776 of these advances resulting  in outstanding advances due of $47,708.

Subsequent Events, page 32

40. We note that you evaluated subsequent events through September 19, 2011, the date you filed your report for the period ended May 31, 2011 with the SEC. Please advise us of the following:

a. Identify for us where your May 31, 2011 financial statements were filed with the SEC, and tell us the date these financial statements were filed.

b. Tell us whether there were any subsequent events through the evaluation date that required disclosures under ASC 855 and, if so, revise to provide such disclosure.

c. Also tell us how you considered whether the termination of the Exchange Agreement with Mirador should be disclosed as a nonrecognized subsequent event.

Please refer to the form 8-K/A filed August 2, 2012 in which we have removed this statement regarding the filing with the SEC. Note we have evaluated subsequent events through the date of the audit report, September 14, 2011, which is the date the financial statements were available to be issued. See Note 13- SUBSEQUENT EVENTS. The termination with Mirador was a considered a non-recognized subsequent event as the termination was fully completed at the end of 2011 but pertained to a transaction with the CEO. See Related party Footnote in 10-K filed April 16, 2012 which reads as follows:

Advances from Related Party

During the period ended November 30, 2011, the Company received related party advances from a company majority owned by the CEO and of which the CEO was the sole officer and director in the aggregate amount of $38,800. At November 30, 2011 and December 31, 2011, these advances were outstanding and shown as a current liability on the Company’s consolidated balance sheets.

Going Concern, page 33

41. We note that management’s plan is to raise capital through equity financing, and that management believes this will be sufficient to augment the cash flow it receives from product sales and finance the continuing development for the next twelve months. Please revise to further describe you capital raising plans, including the amounts that you plan to raise and the planned timing of your capital raising.

Please refer to Note 3 Going COncern in the form 8-K/A filed August 2, 2012 in which the capital plans are disclosed as follows:

Management’s plan, in this regard, is to raise funds through equity financing with the filing of an S-1 which should be done in the next twelve months. These funds will augment the cash flow we receive from product sales and finance the continuing implementation of our business plans.

Related Party Transactions, page 35

42. We note your disclosure that the $30,881 due to you from an entity wholly-owned by your CEO is due on demand. We further note on page 24 that you present this due from related party as a non-current asset on your May 31, 2011 balance sheet. Please explain to us why this is presented as a non-current asset, or revise to present as a current asset.

Please refer to Note 9 Related Party Transactions in the form 8-K/A filed August 2, 2012 in which the related party transaction is disclosed as follows:

Advances from Related Party

During the period ended May 31, 2011, the Company received related party advances from a company majority owned by the CEO and of which the CEO was the sole officer and director in the aggregate amount of $38,800. At May 31, 2011, these advances were outstanding and shown as a current liability on the Company’s consolidated balance sheets.

Note, the amount has been revised and is presented as a current  asset.

Unaudited Pro Forma Combined Financial Information, page 38

18. We note in your combined response to comments 43 and 44 in our letter dated December13, 2011 that all assets and liabilities, except for cash and a payable which netted to aliability of $5,233, were taken or settled by the pre-merger majority shareholder in Convenientcast, Inc. Please tell us how you considered presenting pro forma adjustments for the assets and liabilities that were taken or settled by the pre-merger majority shareholder. Also confirm our understanding that the post merger entity did not continue with the plans to expand the potash interests and seek additional acquisition opportunities in this mineral sector and, if so, tell us how you considered presenting a pro forma balance sheet adjustment for the mineral leases.

The post merger entity did not continue with the plans to expand the potash interests and seek additional acquisition opportunities in this mineral sector.

Form 10-K for Fiscal Year Ended December 31, 2011

19. To the extent applicable, please revise your Form 10-K to address the comments issued on the company’s Form 8-K/A above. For instance, as non-exclusive examples, we note the absence of Regulation S-K Item 401(e) disclosure pertaining to the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve as directors. We also note that the marketing and distribution exhibits have been filed in an improper format.

The Company will conform the 8K and 10-K for consistency with these comments.

Business, page 3

20. In the “Product Description” section, you refer to several brands, such as Sprite, Jolly Rancher, and Skittles. Please disclose whether you have agreements with the owners of these brands. If not, the basis for this disclosure is unclear. Please revise or advise.

Statements deleted.

Legal Proceedings, page 21

21. Please revise to provide all the disclosure required by Item 103 of Regulation S-K.

Legal proceedings revised.

22. We are unable to locate disclosure regarding recent sales of unregistered securities, as required by Item 701 of Regulation S-K. Nonexclusively, we note the shares issued pursuant to the exchange offer and the shares issued in satisfaction of your convertible promissory note in Exhibit 99.C. Please revise to provide complete Regulation S-K Item 701 disclosure for all recent sales of unregistered securities.

Unregistered securities section added.

Exhibit Index

23. Please refer to Item 601 of Regulation S-K. All of the exhibits listed in the Exhibit Table under the heading “10-K” are required to filed as exhibits to the Form 10-K and must be listed in the index. Where an exhibit was previously filed, it may be incorporated by reference with the index reflecting that the exhibit is incorporated by reference to another filing that is described. Please revise your exhibit index as appropriate.

Exhibit index revised.

Index to Consolidated Financial Statements, page 40

24. We note that your consolidated financial statements include a transition period for the one month ended December 31, 2011. Please revise your Form 10-K to also present unaudited financial statements for the one month ended December 31, 2010 that is comparable to the transition period.

One month period for Dec. 31, 2011 added.

Report of Independent Registered Public Accounting Firm, page F-2

25. We note your disclosure on page F-7 that the November 30, 2010 financial statements were prepared to give retroactive effect of the reverse acquisition completed on October 28, 2011. We further note that the LL Bradford & Company LLC audit report on the November 30, 2010 financial statements is dated March 29, 2011. Please obtain an updated audit report that reflects the retroactive effect given to the November 30, 2010 financial statements as a result of the October 28, 2011 reverse acquisition, and provide the report in an amendment to your Form 10-K.

Revised Report included.

Very Truly Yours,

/s/ Marco Moran

Marco Moran, President

Dewmar International BMC, Inc.